UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                                 AMENDMENT NO. 1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       KANSAS CITY LIFE INSURANCE COMPANY
                                (Name of Issuer)

                          COMMON STOCK, $1.25 PAR VALUE
                         (Title of Class of Securities)

                                   484836-10-1
                                 (CUSIP Number)


                             WILLIAM A. HIRSCH, ESQ.
                              KENDA K. TOMES, ESQ.
                            MORRISON & HECKER L.L.P.
                                 2600 GRAND AVE.
                           KANSAS CITY, MISSOURI 64108
                                 (816) 691-2600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 24, 2000
         (Date of Event which Requires Filing of this Statement) If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
                          check the following box / /.

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

JRB INTERESTS, LTD.

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                       NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                  /  /

6.    Citizenship or Place of Organization                        TEXAS

                              7.    Sole Voting Power
NUMBER OF SHARES                    -0-
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  -0-
BY EACH REPORTING             9.    Sole Dispositive Power
                                    -0-
PERSON WITH                  10.    Shared Dispositive Power
                                    2,966,312

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  2,966,312

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                              /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  24.6%
                                                               (See Item 5)
14.   Type of Reporting Person
                                                                  PN

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      JOSEPH R. BIXBY REVOCABLE TRUST DATED DECEMBER 18, 1997, AS
      AMENDED

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                       NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                  /  /

6.    Citizenship or Place of Organization                  MISSOURI

                              7.    Sole Voting Power
NUMBER OF SHARES                    -0-
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  27,202
BY EACH REPORTING             9.    Sole Dispositive Power
                                    -0-
PERSON WITH                  10.    Shared Dispositive Power
                                    2,966,312

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  2,966,312

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                              /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  24.6%
                                                               (See Item 5)
14.   Type of Reporting Person
                                                                  OO

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      MARGIE MORRIS BIXBY REVOCABLE TRUST DATED AS OF DECEMBER 18, 1997, AS AMENDED

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                       NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                  /  /

6.    Citizenship or Place of Organization                  MISSOURI

                              7.    Sole Voting Power
NUMBER OF SHARES                    -0-
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  27,474
BY EACH REPORTING             9.    Sole Dispositive Power
                                    -0-
PERSON WITH                  10.    Shared Dispositive Power
                                    2,966,312

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  2,966,312

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                              /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  24.6%
                                                               (See Item 5)
14.   Type of Reporting Person
                                                                  IN

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      GST TRUST FOR NANCY BIXBY HUDSON GST TRUST DATED DECEMBER 18, 1997, AS AMENDED

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                             PF

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                  /  /

6.    Citizenship or Place of Organization                  MISSOURI

                              7.    Sole Voting Power
NUMBER OF SHARES                    -0-
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  954,031
BY EACH REPORTING             9.    Sole Dispositive Power
                                    -0-
PERSON WITH                  10.    Shared Dispositive Power
                                    -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  954,031

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                              /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                                   7.9%
                                                               (See Item 5)
14.   Type of Reporting Person
                                                                  OO

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      ISSUE TRUST FOR NANCY BIXBY HUDSON DATED DECEMBER 18. 1997, AS
      AMENDED

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                             PF

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                  /  /

6.    Citizenship or Place of Organization                  MISSOURI

                              7.    Sole Voting Power
NUMBER OF SHARES                    -0-
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  978,208
BY EACH REPORTING             9.    Sole Dispositive Power
                                    -0-
PERSON WITH                  10.    Shared Dispositive Power
                                    -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  978,208

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                              /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  8.1%
                                                               (See Item 5)
14.   Type of Reporting Person
                                                                  OO

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      ISSUE TRUST FOR LEE M. VOGEL DATED DECEMBER 18, 1997, AS AMENDED

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                             PF

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                  /  /

6.    Citizenship or Place of Organization                  MISSOURI

                              7.    Sole Voting Power
NUMBER OF SHARES                    -0-
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  978,208
BY EACH REPORTING             9.    Sole Dispositive Power
                                    -0-
PERSON WITH                  10.    Shared Dispositive Power
                                    -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  978,208
12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                              /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  8.1%
                                                               (See Item 5)
14.   Type of Reporting Person
                                                                  OO

                                  SCHEDULE 13D
CUSIP NO. 484836-10-1

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      JOSEPH R. BIXBY

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                       NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                  /  /

6.    Citizenship or Place of Organization                        USA

                              7.    Sole Voting Power
NUMBER OF SHARES                    322
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  27,202
BY EACH REPORTING             9.    Sole Dispositive Power
                                    -0-
PERSON WITH                  10.    Shared Dispositive Power
                                    2,966,312

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  2,966,312

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                              /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  24.6%
                                                               (See Item 5)
14.   Type of Reporting Person
                                                                  IN

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      MARGIE MORRIS BIXBY

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                       NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                  /  /

6.    Citizenship or Place of Organization                        USA

                              7.    Sole Voting Power
NUMBER OF SHARES                    322
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  29,274
BY EACH REPORTING             9.    Sole Dispositive Power
                                     -0-
PERSON WITH                  10.    Shared Dispositive Power
                                    2,968,112

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  2,968,112

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                              /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  24.7%
                                                               (See Item 5)
14.   Type of Reporting Person
                                                                  IN

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      NANCY BIXBY HUDSON

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                             PF

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                  /  /

6.    Citizenship or Place of Organization                        USA

                              7.    Sole Voting Power
NUMBER OF SHARES                    331,838
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  1,932,239
BY EACH REPORTING             9.    Sole Dispositive Power
                                    331,566
PERSON WITH                  10.    Shared Dispositive Power
                                    2,966,312

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  3,297,878

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                              /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  27.4%
                                                               (See Item 5)
14.   Type of Reporting Person
                                                                  IN

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      LEE M. VOGEL

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                             PF

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                  /  /

6.    Citizenship or Place of Organization                        USA

                              7.    Sole Voting Power
NUMBER OF SHARES                    5,570
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  980,008
BY EACH REPORTING             9.    Sole Dispositive Power
                                    5,298
PERSON WITH                  10.    Shared Dispositive Power
                                    2,968,112

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  2,973,410

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                              /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  24.7%
                                                               (See Item 5)
14.   Type of Reporting Person
                                                                  IN

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      RICHARD L. FINN

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                             OO

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                  /  /

6.    Citizenship or Place of Organization                        USA

                              7.    Sole Voting Power
NUMBER OF SHARES                    14,412
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  2,910,446
BY EACH REPORTING             9.    Sole Dispositive Power
                                    24
PERSON WITH                  10.    Shared Dispositive Power
                                    -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  2,924,858

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                              /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  24.3%
                                                               (See Item 5)
14.   Type of Reporting Person
                                                                  IN

                                  SCHEDULE 13D

CUSIP NO. 484836-10-1

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      C. JOHN MALACARNE

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                             OO

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                  /  /

6.    Citizenship or Place of Organization                        USA

                              7.    Sole Voting Power
NUMBER OF SHARES                    13,192
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  2,910,446
BY EACH REPORTING             9.    Sole Dispositive Power
                                    20
PERSON WITH                  10.    Shared Dispositive Power
                                    -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  2,923,638

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                              /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  24.3%
                                                               (See Item 5)
14.   Type of Reporting Person
                                                                  IN

      This Schedule 13D, Amendment No. 1, is filed with the Securities and Exchange Commission ("Commission") by JRB Interests Ltd., a Texas partnership, by the Joseph R. Bixby Revocable Trust dated December 18, 1997, as amended, a Missouri trust, by Margie Morris Bixby Revocable Trust dated December 18, 1997, as amended, a Missouri trust, by Margie Morris Bixby, by Nancy Bixby Hudson and by Lee M. Vogel and is the initial filing for the GST Trust for Nancy Bixby Hudson dated December 18, 1997, as amended, a Missouri trust, the Issue Trust for Nancy Bixby Hudson dated December 18, 1997, as amended, a Missouri trust, the Issue Trust for Lee M. Vogel dated December 18, 1997, as amended, a Missouri trust, Richard L. Finn and C. John Malacarne. In the manner indicated below, this Schedule 13D, Amendment No. 1, amends and supercedes the Schedule 13D filed by the reporting persons on November 4, 1999. The filing persons file this
Schedule 13D, Amendment No. 1, as a group.

ITEM 1.     SECURITY AND ISSUER.
            -------------------

      This Schedule 13D, Amendment No. 1 ("Amended 13D") relates to the common stock, $1.25 par value ("Common Stock"), of Kansas City Life Insurance Company, a Missouri legal reserve life insurance corporation (the "Company"), whose principal executive offices are at 3520 Broadway, Kansas City, Missouri, 64111-2565.

ITEM 2.     IDENTITY AND BACKGROUND.
            -----------------------

      This Amended 13D is filed by JRB Interests Ltd., a Texas limited partnership (the"Partnership"), the Joseph R. Bixby Revocable Trust dated December 18, 1997, as amended, a Missouri trust (the "JRB Revocable Trust"), the Margie Morris Bixby Revocable Trust dated December 18, 1997, as amended, a Missouri Trust ("MMB Revocable Trust"), Joseph R. Bixby ("Mr. Joseph Bixby"), Margie Morris Bixby ("Ms. Margie Bixby"), Nancy Bixby Hudson ("Ms.Hudson"),
Lee M. Vogel ("Mr. Vogel"), the GST Trust for Nancy Bixby Hudson dated December 18, 1997, as amended, a Missouri trust ("Hudson GST Trust"), the Issue Trust for Nancy Bixby Hudson dated December 18, 1997, as amended, a Missouri trust the "Hudson Issue Trust"), the Issue Trust for Lee M. Vogel dated December 18, 1997, as amended, a Missouri trust (the "Vogel Issue Trust"), Richard L. Finn (Mr. Finn") and C. John Malacarne (Mr. Malacarne").

      No amendment is made to the information reported under Item 2 of the
Schedule 13D filed on November 4, 1999 ("Schedule 13D") regarding the Partnership, the JRB Revocable Trust, the MMB Revocable Trust, Mr. Joseph Bixby, Ms. Margie Bixby, Ms. Hudson or Mr. Vogel.

      The principal business of the Hudson GST Trust is managing the assets of the Hudson GST Trust. The principal address of the Hudson GST Trust is 3520 Broadway, Kansas City, Missouri, 64111-2565. The Hudson GST Trust has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has the Hudson GST Trust been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The principal business of the Hudson Issue Trust is managing the assets of the Hudson Issue Trust. The principal address of the Hudson Issue Trust is 3520 Broadway, Kansas City, Missouri, 64111-2565. The Hudson Issue Trust has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has the Hudson Issue Trust been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


      The principal business of the Vogel Issue Trust is managing the assets of the Vogel Issue Trust. The principal address of the Vogel Issue Trust is 3520 Broadway, Kansas City, Missouri, 64111-2565. The Vogel Issue Trust has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has the Vogel Issue Trust been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. Finn is an individual whose present primary occupation is as Senior Vice President-Finance of the Company with an office at 3520 Broadway, Kansas City, Missouri, 64111-2565. Mr. Finn has held this position since 1984 and has been a member of the Board of Directors of the Company since 1983. During the last five years, Mr. Finn has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. Mr. Finn is a citizen of the United States.

      Mr. Malacarne is an individual whose present primary occupation is as Vice President-General Counsel and Secretary of the Company with an office at 3520 Broadway, Kansas City, Missouri, 64111-2565. Mr. Malacarne has held this position since 1991 and has been a member of the Board of Directors of the Company since 1991. During the last five years, Mr. Malacarne has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. Mr. Malacarne is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            -------------------------------------------------

      On July 24, 2000, Mr. Joseph Bixby, as sole trustee of the JRB Revocable Trust, transferred a portion of the JRB Revocable Trust's limited partnership interest in the Partnership to: (a) the Vogel Issue Trust, the Hudson GST Trust and the Hudson Issue Trust (collectively, the "Trusts") in exchange for an aggregate purchase price of $33,100,000 ("Purchase Price"), of which one third was paid by each Trust, and (b) a charity, which is a Missouri non-for-profit corporation (the "Charity"), as a charitable contribution. See Item 4.

      In payment of the Purchase Price, each Trust issued to the JRB Revocable Trust a promissory note substantially in the form attached hereto as Exhibit 4 in the amount of 11,033,333.34.

ITEM 4.     PURPOSE OF TRANSACTION.
            ----------------------

      Pursuant to the transfer of the partnership interest described in Item 3, Mr. Joseph Bixby transferred voting rights and an indirect pecuniary interest in 2,664,992 shares ("Transferred Shares") of the Common Stock to the Trusts and to the Charity. The maximum amount of the partnership interest (and indirect ownership of Transferred Shares) which may be transferred to each Trust is a one-third ownership interest in the partnership interest transferred (and a one-third indirect ownership interest in the Transferred Shares or 888,331 shares). The exact amount of the partnership interest (and indirect ownership of Transferred Shares) transferred to each Trust and the price per share paid by each Trust will be determined in the future pursuant to negotiations among the Trusts and the Charity.

      Except as set forth in this Item 4, none of the Partnership, the JRB Revocable Trust, MMB Revocable Trust, the Hudson GST Trust, the Hudson Issue Trust, the Vogel Issue Trust, Mr. Joseph Bixby, Ms. Margie Bixby, Ms. Hudson, Mr. Vogel, Mr. Finn nor Mr. Malacarne have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each reserves the right to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as they may determine.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.
            ------------------------------------

      (a) Taking into account those shares of Common Stock for which the Partnership shares dispositive power, the aggregate number of shares of Common Stock beneficially owned by the Partnership is 2,966,312, which accounts for 24.6% of the entire class of shares of Common Stock of the Company. (See Item 5(b)).

      Taking into account those shares of Common Stock for which the JRB Revocable Trust shares voting and dispositive power, the aggregate number of shares of Common Stock beneficially owned by the JRB Revocable Trust is 2,966,312, which accounts for 24.6% of the entire class of shares of Common Stock of the Company. (See Item 5(b)).

      Taking into account those shares of Common Stock for which the MMB Revocable Trust shares voting and dispositive power, the aggregate number of shares of Common Stock beneficially owned by the MMB Revocable Trust is 2,966,312, which accounts for 24.6% of the entire class of shares of Common Stock of the Company. (See Item 5(b)).

      Assuming one-third of the Transferred Shares are purchased by each of the Trusts (see Items 3 and 4) and taking into account those shares of Common Stock for which the Hudson GST Trust shares voting power, the aggregate number of shares of Common Stock beneficially owned by the Hudson GST Trust is 954,031, which accounts for 7.9% of the entire class of shares of Common Stock of the Company. (See Item 5(b)).

      Assuming one-third of the Transferred Shares are purchased by each of the Trusts (see Items 3 and 4) and taking into account those shares of Common Stock for which the Hudson Issue Trust shares voting power, the aggregate number of shares of Common Stock beneficially owned by the Hudson Issue Trust is 978,208, which accounts for 8.1% of the entire class of shares of Common Stock of the Company. (See Item 5(b)).

      Assuming one-third of the Transferred Shares are purchased by each of the Trusts (see Items 3 and 4) and taking into account those shares of Common Stock for which the Vogel Issue Trust shares voting, the aggregate number of shares of Common Stock beneficially owned by the Vogel Issue Trust is 978,208, which accounts for 8.1% of the entire class of shares of Common Stock of the Company. (See Item 5(b)).

      Taking into account those shares of Common Stock for which Mr. Joseph Bixby shares voting and dispositive power, the aggregate number of shares of Common Stock beneficially owned by Mr. Joseph Bixby is 2,966,312, which accounts for 24.6% of the entire class of shares of Common Stock of the Company. (See
Item 5(b)).

      Taking into account those shares of Common Stock for which Ms. Margie Bixby shares voting and dispositive power, the aggregate number of shares of Common Stock beneficially owned by Ms. Margie Bixby is 2,968,112, which accounts for 24.7% of the entire class of shares of Common Stock of the Company. (See
Item 5(b)).

      Assuming one-third of the Transferred Shares are purchased by each of the Trusts (see Items 3 and 4) and taking into account those shares of Common Stock for which Ms. Hudson shares voting and dispositive power, the aggregate number of shares of Common Stock beneficially owned by Ms. Hudson is 3,297,878, which accounts for 27.4% of the entire class of shares of Common Stock of the Company. (See Item 5(b)).

      Assuming one-third of the Transferred Shares are purchased by each of the Trusts (see Items 3 and 4) and taking into account those shares of Common Stock for which Mr. Vogel shares voting and dispositive power, the aggregate number of shares of Common Stock beneficially owned by Mr. Vogel is 2,973,410, which accounts for 24.7% of the entire class of shares of Common Stock of the Company. (See Item 5(b)).

      Assuming one-third of the Transferred Shares are purchased by each of the Trusts (see Items 3 and 4) and taking into account those shares of Common Stock for which Mr. Finn shares voting and dispositive power, the aggregate number of shares of Common Stock beneficially owned by Mr. Finn is 2,924,858, which accounts for 24.3% of the entire class of shares of Common Stock of the Company. (See Item 5(b)).

      Assuming one-third of the Transferred Shares are purchased by each of the Trusts (see Items 3 and 4) and taking into account those shares of Common Stock for which Mr. Malacarne shares voting and dispositive power, the aggregate number of shares of Common Stock beneficially owned by Mr. Malacarne is 2,923,638, which accounts for 24.3% of the entire class of shares of Common Stock of the Company. (See Item 5(b)).

      As of July 26, 2000, the Company has informed the reporting persons that the Company's stock transfer records reflect 12,036,627 shares of Common Stock outstanding.

      (b) Generally, under Section 3.02(a) of the Partnership Agreement, the management powers of the Partnership, including the power to invest or otherwise participate in other partnerships, corporations or other entities, are exercised only by the managing partner or by unanimous consent of the general partners. However, Section 3.02(d) provides that if the Partnership owns securities in any corporation giving the Partnership the power to vote 20% or more of the total combined voting power for that corporation, those securities shall be voted by each of the general and limited partners of the Partnership, rather than the Partnership, based on the Partnership interest in the Partnership owned by each general and limited partner. Relevant portions of the Partnership Agreement are set forth as Exhibit 2 to the Schedule 13D.

      The general and limited partners of the Partnership holding partnership interests in the Partnership are the JRB Revocable Trust, the MMB Revocable Trust, the Hudson GST Trust, the Hudson Issue Trust and the Vogel Issue Trust, Mr. Joseph Bixby, Ms. Margie Bixby, Ms. Hudson, and Mr. Vogel.

      The Partnership directly owns and shares with the managing partner of the Partnership, Mr. Joseph Bixby, and the general partners of the Partnership, the JRB Revocable Trust, the MMB Revocable Trust, Ms. Hudson and Mr. Vogel, the power to dispose, or direct the disposition, of the 2,966,312 shares held directly by the Partnership (the "Partnership Shares").

      As a general partner of the Partnership, the JRB Revocable Trust shares with Mr. Joseph Bixby, the sole trustee of the JRB Revocable Trust, the power to vote, or to direct the vote, of 27,202 shares of Common Stock, and shares the power to dispose, or direct the disposition, of the Partnership Shares with the Partnership, the other general partners of the Partnership and the managing partner of the Partnership.

      As a general partner and a limited partner of the Partnership, the MMB Revocable Trust shares with Ms. Margie Bixby, the sole trustee of the MMB Revocable Trust, the power to vote, or to direct the vote, of 27,474 shares of Common Stock, and shares the power to dispose, or direct the disposition, of the Partnership Shares with the Partnership, the other general partners of the Partnership and the managing partner of the Partnership.

      Assuming one-third of the Transferred Shares are purchased by each of the Trusts (see Items 3 and 4) and as a limited partner of the Partnership, the Hudson GST Trust shares with Ms. Hudson, Mr. Finn and Mr. Malacarne, the co-trustees of the Hudson GST Trust, the power to vote, or to direct the vote, of 954,031 shares of Common Stock.

      Assuming one-third of the Transferred Shares are purchased by each of the Trusts (see Items 3 and 4) and as a limited partner of the Partnership, the Hudson Issue Trust shares with Ms. Hudson, Mr. Finn and Mr. Malacarne, the co-trustees of the Hudson Issue Trust, the power to vote, or to direct the vote, of 978,208 shares of Common Stock.

      Assuming one-third of the Transferred Shares are purchased by each of the Trusts (see Items 3 and 4) and as a limited partner of the Partnership, the Vogel Issue Trust shares with Mr. Vogel, Mr. Finn and Mr. Malacarne, the co-trustees of the Vogel Issue Trust, the power to vote, or to direct the vote, of 978,208 shares of Common Stock.

      As managing partner of the Partnership and sole trustee of the JRB Revocable Trust (general partner of the Partnership), Mr. Joseph Bixby shares the power to dispose, or direct the disposition, of the Partnership Shares with the Partnership and the general partners of the Partnership. As sole trustee of the JRB Revocable Trust, Mr. Joseph Bixby shares with the JRB Revocable Trust the power to vote, or to direct the vote, of 27,202 shares of Common Stock. As a Class A limited partner, Mr. Joseph Bixby has sole power to vote, or to direct the vote, of 322 shares of Common Stock.

      As sole trustee of MMB Revocable Trust, Ms. Margie Bixby shares with the MMB Revocable Trust, the power to vote, or to direct the vote, of 27,474 shares of Common Stock, and shares the power to dispose, or direct the disposition, of the Partnership Shares with the Partnership, the general partners of the Partnership and the managing partner of the Partnership. As a Class A limited partner, Ms. Margie Bixby has sole power to vote, or to direct the vote, of 322 shares of Common Stock. As a joint tenant with right of survivorship, Ms. Margie Bixby shares with Mr. Vogel the power to vote, or to direct the vote, and the power to dispose, or direct the disposition, of 1,800 shares of Common Stock.

      As a general partner of the Partnership, Ms. Hudson has sole power to vote, or to direct the vote, of 272 shares of Common Stock, and shares the power to dispose, or direct the disposition, of the Partnership Shares with the Partnership, the other general partners of the Partnership and the managing partner of the Partnership. Assuming one third of the Transferred Shares are Purchased by each of the Hudson GST Trust and the Hudson Issue Trust (see Items 3 and 4), Ms. Hudson, as a co-trustee with Mr. Finn and Mr. Malacarne, shares the power to vote, or to direct the vote, of 1,932,239 shares of Common Stock. As sole trustee of the Nancy Bixby Hudson Trust dated December 11, 1997, a Missouri Trust (the "NBH Revocable Trust"), Ms. Hudson has the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition, of 331,566 shares of Common Stock, all of which Ms. Hudson transferred to the NBH Revocable Trust on April 10, 1998.

      As a general partner of the Partnership, Mr. Vogel has sole power to vote, or to direct the vote, of 272 shares of Common Stock, and shares the power to dispose, or direct the disposition, of the Partnership Shares with the Partnership, the other general partners of the Partnership and the managing partner of the Partnership. Assuming one-third of the Transferred Shares are purchased by the Vogel Issue Trust (see Items 3 and 4), Mr. Vogel, as a co-trustee with Mr.Finn and Mr. Malacarne, shares the power to vote, or to direct the vote, of 978,208 shares of Common Stock. As a joint tenant with right of survivorship, Mr. Vogel shares with Ms. Margie Bixby the power to vote, or to direct the vote, and shares the power to dispose, or direct the disposition, of 1,800 shares of Common Stock. Mr. Vogel also has the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition, of 5,298 shares of Common Stock.

      Assuming one-third of the Transferred Shares are purchased by each of the Trusts (see Items 3 and 4), Mr. Finn, as a co-trustee of each of the Hudson GST Trust and the Hudson Issue Trust with Ms. Hudson and Mr. Malacarne and as a co-trustee of the Vogel Issue Trust with Mr. Vogel and Mr. Malacarne, shares the power to vote, or to direct the vote, of 2,910,446 shares of Common Stock. Mr. Finn also has the power to vote, or to direct the vote, of 14,388 shares held by the trustees of Kansas City Life Insurance Company employee benefit plans under which Mr. Malacarne has the power to vote the shares held in his account.
Mr. Finn also has the sole power
to vote, or to direct the vote, and the sole power to dispose, or direct the disposition, of 24 shares of Common Stock.

      Assuming one-third of the Transferred Shares are purchased by each of the Trusts (see Items 3 and 4), Mr. Malacarne, as a co-trustee of each of the Hudson GST Trust and the Hudson Issue Trust with Ms. Hudson and Mr. Finn and as a co-trustee of the Vogel Issue Trust with Mr. Vogel and Mr. Finn, shares the power to vote, or to direct the vote, of 2,910,446 shares of Common Stock. Mr. Malacarne also has the power to vote, or to direct the vote, of 13,172 shares held by the trustees of Kansas City Life Insurance Company employee benefit plans under which Mr. Malacarne has the power to vote the shares held in his account. Mr. Malacarne also has the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition, of 20 shares of Common Stock.

      (c) Other than the transactions described in this Item 4, no transaction in the Common Stock was effected during the past sixty days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock discussed in this Amended 13D.

      (e)   Not Applicable

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            -------------------------------------------------------------
            RESPECT TO SECURITIES OF THE ISSUER.
            -----------------------------------

      Except as described in Item 5 herein and as set forth in the next paragraph, none of the Partnership, the JRB Revocable Trust, the MMB Revocable Trust, the Hudson GST Trust, the Hudson Issue Trust, the Vogel Issue Trust, Mr. Joseph Bixby, Ms. Margie Bixby, Ms. Hudson, Mr. Vogel, Mr. Finn nor
Mr. Malacarne are a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the shares of Common Stock. However, the extended Bixby family (including members of the families of Mr. Joseph R. Bixby and Mr. Walter E. Bixby, Jr., deceased brother of Mr. Joseph R. Bixby) beneficially owns more than a majority of the outstanding shares of Common Stock and each reporting person shares an expectation that such ownership will continue.

      Pursuant to a Deed of Gift to Nancy Bixby Hudson f/k/a Nancy Lea Curtis relating to 150,000 shares of Common Stock, reflecting a 3-for-1 stock split conducted by the Company, which stock split became effective on June 13, 1985, and the 2-for-1 stock split conducted by the Company in June 1999 (See Item 1), Ms. Hudson cannot accept a bona fide offer to purchase such shares without first offering Ms. Kathryn A Bixby-Haddad, Mr. Kellie S. Curtis, Mr. Joseph Bixby,
Mr. Walter E. Bixby, III, Ms. Angeline I. O'Connor f/k/a Angeline I. Oxler and Mr. Robert Phillip Bixby the right to purchase such shares upon the terms set forth in the bona fide offer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
            --------------------------------

        Exhibit 1.   Statement of Joint Filing.

       *Exhibit 2.   Article III (Management) and the Signature Pages of the
                     Limited Partnership Agreement of JRB Interests Ltd. (the
                     "Partnership Agreement") by and among the General Partners and Limited Partners as set forth on the Signature Pages of the Partnership Agreement.

       *Exhibit 3.   Deed of Gift dated December 25, 1976 by Joseph R. Bixby in favor of Nancy Bixby Hudson f/k/a Nancy Lea Curtis.

        Exhibit 4.   Demand Note dated July 24, 2000 in favor of the
                     Joseph R. Bixby Revocable Trust dated December 18, 1997, as amended from the GST Trust for Nancy Bixby Hudson.

        Exhibit 5.   Demand Note dated July 24, 2000 in favor of the
                     Joseph R. Bixby Revocable Trust dated December 18, 1997, as amended from the Issue Trust for Nancy Bixby Hudson.

        Exhibit 6.   Demand Note dated July 24, 2000 in favor of the
                     Joseph R. Bixby Revocable Trust dated December 18, 1997, as amended from the Issue Trust for Lee M. Vogel.



*Incorporated by reference from the Schedule 13D filed with the Securities and Exchange Commission on November 4, 2000.

                                  EXHIBIT INDEX
                                 TO SCHEDULE 13D



No.        Description of Exhibit
--         ----------------------

 1.        Statement of Joint Filing.

*2. Article III (Management) and the Signature Pages of the Limited Partnership Agreement of JRB Interests Ltd. (the "Partnership Agreement") by and among the General Partners and Limited Partners as set forth on the Signature Pages of the Partnership Agreement.

*3. Deed of Gift dated December 25, 1976 by Joseph R. Bixby in favor of Nancy Bixby Hudson f/k/a Nancy Lea Curtis.

 4. Demand Note dated July 24, 2000 in favor of the Joseph R. Bixby Revocable Trust dated December 18, 1997, as amended, from the GST Trust for Nancy Bixby Hudson.

 5. Demand Note dated July 24, 2000 in favor of the Joseph R. Bixby Revocable Trust dated December 18, 1997, as amended from the Issue Trust for Nancy Bixby Hudson.

 6. Demand Note dated July 24, 2000 in favor of the Joseph R. Bixby Revocable Trust dated December 18, 1997, as amended from the Issue Trust for Lee M. Vogel.

* Incorporated by reference from the Schedule 13D filed with the Securities and Exchange Commission on November 4, 2000.

                                                            Schedule 13D,
                                                            Amendment No. 1
                                                            Filing
                                                            August __, 2000

                                  SIGNATURES
                                  ----------


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               JRB Interests Ltd.

August 3, 2000                 By:     /s/ Joseph Bixby
                                       -----------------------------------------
                               Name:   Joseph R. Bixby
                               Title:  Managing Partner


                               Joseph R. Bixby Revocable Trust dated
                               December 18, 1997, as amended

August 3, 2000                 By:     /s/ Joseph R. Bixby
                                       -----------------------------------------
                               Name:   Joseph R. Bixby
                               Title:  Trustee


                               Margie Morris Bixby Revocable Trust dated
                               December 18, 1997, as amended

August 3, 2000                 By:     /s/ Margie Morris Bixby
                                       -----------------------------------------
                               Name:   Margie Morris Bixby
                               Title:  Trustee


                               Nancy Bixby Hudson GST Trust dated
                               December 18, 1997, as amended

August 3, 2000                 By:      /s/ Nancy Bixby Hudson
                                        ----------------------------------------
                               Name:    Nancy Bixby Hudson
                               Title:   Co-Trustee

August 3, 2000                 By:      /s/ Richard L. Finn
                                        ----------------------------------------
                               Name:    Richard L. Finn
                               Title:   Co-Trustee

August 3, 2000                 By:      /s/ C. John Malacarne
                                        ----------------------------------------
                               Name:    C. John Malacarne
                               Title:   Co-Trustee

                               Issue Trust for Nancy Bixby Hudson dated
                               December 18, 1997, as amended

August 3, 2000                 By:      /s/ Nancy Bixby Hudson
                                        ----------------------------------------
                               Name:    Nancy Bixby Hudson
                               Title:   Co-Trustee

August 3, 2000                 By:      /s/ Richard L. Finn
                                        ----------------------------------------
                               Name:    Richard L. Finn
                               Title:   Co-Trustee

August 3, 2000                 By:      /s/ C. John Malacarne
                                        ----------------------------------------
                               Name:    C. John Malacarne
                               Title:   Co-Trustee


                               Issue Trust for Lee M. Vogel dated
                               December 18, 1997, as amended

August 3, 2000                 By:       /s/ Lee M. Vogel
                                         ---------------------------------------
                               Name:     Lee M. Vogel
                               Title:    Co-Trustee

August 3, 2000                 By:       /s/ Richard L. Finn
                                         ---------------------------------------
                               Name:     Richard L. Finn
                               Title:    Co-Trustee

August 3, 2000                 By:       /s/ C. John Malacarne
                                         ---------------------------------------
                               Name:     C. John Malacarne
                               Title:    Co-Trustee



August 3, 2000                 /s/ Joseph R. Bixby
                               -------------------------------------------------
                               Joseph R. Bixby


August 3, 2000                 /s/ Margie Morris Bixby
                               -------------------------------------------------
                               Margie Morris Bixby


August 3, 2000                 /s/ Nancy Bixby Hudson
                               -------------------------------------------------
                               Nancy Bixby Hudson

August 3, 2000                 /s/ Lee M. Vogel
                               -------------------------------------------------
                               Lee M. Vogel

August 3, 2000                 /s/ Richard L. Finn
                               -------------------------------------------------
                               Richard L. Finn


August 3, 2000                 /s/ C. John Malacarne
                               -------------------------------------------------
                               C. John Malacarne